FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2005

Commission File No.: 0-30308

            SOUTHWESTERN RESOURCES CORP.

               Suite #1650, 701 West Georgia Street, Vancouver, British Columbia, Canada, V7Y 1C6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       Form 40-F  X

Please note that pursuant to Rule 12g3-2(d)(l), this registrant, being registered under Section 12 is not eligible for exemption under Rule 12g3-2(b).  Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        No ___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOUTHWESTERN RESOURCES CORP.

“Thomas W. Beattie”

By:

Thomas W. Beattie

Vice President, Corporate Affairs

Date:

September 9, 2005

FORM:1	Company Name:	SOUTHWESTERN RESOURCES CORP.	Stock Symbol:	SWG-T

Issued and Outstanding Share Summary	# of Shares	Balance
Issued and Outstanding – Opening Balance*	43,114,022
ADD:	Stock Options Exercised	3,000
Share Purchase Plan
Dividend Reinvestment Plan
Exercise Warrants
Private Placement
Conversion
Other Issuance (provide description):
SUBTRACT:	Issuer Bid Purchase (see attachment)
Redemption
Other Cancellation (provide description)
Closing Issued and Outstanding Share Balance*	43,117,022

NOTE: If any of the Company’s securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as “internally-held securities”), such internally-held securities must not be counted as “issued and outstanding.”

Internally-held securities may result from the Company not cancelling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

Reserved for Share Compensation Arrangements
A.	Share Purchase Plans and / or Agreement(s)	# of Shares	Balance
	NAME OF PROGRAM:		N/A
Opening Reserve for Share Purchase Plan / Agreement
Additional Shares Listed Pursuant to the Plan (ADD)
Shares Issued from Treasury (SUBTRACT)
Closing Reserve for Share Purchase Plan

B.	Dividend Reinvestment Plan (DRIP) — for shareholders	# of Shares	Balance
	NAME OF PROGRAM:		N/A
Opening Reserve for Dividend Reinvestment Plan
Additional Shares Listed Pursuant to the Plan (ADD)
Shares Issued (SUBTRACT)
Closing Reserve for Dividend Reinvestment Plan

	RESERVED FOR SHARE COMPENSATION ARRANGEMENTS
C.	Stock Option Plan and / or Agreement
	NAME OF PROGRAM:	Post-Plan
	Stock Options Outstanding — Opening Balance				3,654,000
	Options Granted: (ADD)
	Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted
	Aug. 11, 2005	Peggy Lu	Aug. 10, 2010	$12.09	2,000
				SUBTOTAL	2,000

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled “Shares Reserved” below

Date or Exercise	Name of Optionee	Date of Grant	Exercise Price	# of Options Exercised
Aug. 15, 2005	Susan Bertie	March 23, 2005	$10.40	2,000
Aug. 30, 2005	Shayla Woodman	March 23, 2005	$10.40	1,000

			SUBTOTAL	(3,000)

Share Appreciation Rights or Market Growth Feature (“SAR”) in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)

SUBTOTAL

*Shares may, or may not be issued however “Shares Reserved” (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number

SUBTOTAL

	Stock Option Outstanding – Post Plan — Closing Balance		3,653,000
	RESERVED FOR SHARE COMPENSATION ARRANGEMENTS
D.	Shares Reserved (for Stock Option Plan)
	NAME OF PROGRAM:	Stock Option Plan	# of Shares	Balance
	Opening Share Reserve Balance at beginning of period			2,902,000
	Additional shares Listed Pursuant to the Plan (ADD)			1,313,617
	Stock Options Exercised (SUBTRACT)
	Stock Appreciation Rights (SUBTRACT)
	Closing Share Reserve Balance at end of period			4,215,617*
	* Does Not Include The 300,000 Options Issued To Mr. Jauristo As An Inducement.
	RESERVED BUT NOT YET GRANTED (AS PER COMPANY)
D.	Shares Reserved (for Stock Option Plan)
	NAME OF PROGRAM:	Stock Option Plan	# of Shares	Balance
	Opening Share Reserve Balance at beginning of period			890,117
	Additional shares Listed Pursuant to the Plan (ADD)
	Stock Options Granted (SUBTRACT)			(2,000)
	Stock Appreciation Rights (SUBTRACT)
	Closing Share Reserve Balance at end of period			888,117*

* Does Not Include The 300,000 Options Issued To Mr. Jauristo As An Inducement.

All information reported in this Form is for the month of August 2005

Filed on behalf of the Company by: (please enter name and direct phone or email)
NAME	Susy Horna
PHONE / EMAIL	(604) 669 2525 - susyh@swgold.com
DATE	September 9, 2005

POSITIVE DRILL RESULTS, BOKA GOLD PROJECT,

YUNNAN PROVINCE, CHINA

August 31, 2005

Vancouver, BC – Southwestern Resources Corp. (SWG-TSX) is pleased to announce that results have been received for a further 11 infill and step-out diamond drillholes from the Boka Project, located in Yunnan Province, China.  Southwestern has a 90% interest in the Boka Gold Project which is comprised of 162 square kilometers of exploration concessions and mining leases located 265 kilometres by paved and gravel road north of the capital city of Kunming.

Highlights of the latest drill results from Boka 1 North and Boka 1 South include a 40.7 metre intersection of 3.7 grams per tonne gold in hole B05-102 and a 54.55 metre intersection of 3.6 grams per tonne gold in drillhole B05-105.

The latest drill results continue to define strong gold mineralization associated with quartz-carbonate-sulphide stockworks in carbonaceous slate, sandstone and conglomerate.  As a result of a contractor change, there are presently six diamond drill rigs operating at Boka 1 with two additional rigs being mobilized. Drillholes B05-106 to B05-121, B05-123 and B05-126 have been completed and results are pending.

Results for the latest drillholes are listed in the following table.  For drillhole locations, please see the Company’s website at www.swgold.com.

	Intersection			ASSAY
Hole No.	From (metres)	To (metres)	Interval (metres)(1)	Grams per tonne gold
B05-91	374.00	380.00	6.00	2.80

B05-93	163.00	175.00	12.00	4.10
	269.00	280.00	11.00	5.60
	302.00	318.50	16.50	3.40

B05-94	440.30	445.70	5.40	3.80

B05-97	231.10	237.10	6.00	2.90
	260.25	281.10	20.85	3.20
including	260.25	267.00	6.75	5.90

B05-98	308.90	327.10	18.20	4.10
including	310.90	315.20	4.30	7.10

…more

	Intersection			ASSAY
Hole No.	From (metres)	To (metres)	Interval (metres)(1)	Grams per tonne gold
B05-99	139.80	148.70	8.90	2.20
	170.90	197.00	26.10	1.90

B05-100	no significant results

B05-101	29.70	65.80	36.10	3.80
including	41.80	51.80	10.00	8.40

B05-102	279.10	319.80	40.70	3.70
including	288.60	290.60	2.00	14.50

B05-103	482.70	498.70	16.00	2.70

B05-105	120.40	174.95	54.55	3.60
INCLUDING	136.40	140.40	4.00	16.00
INCLUDING	164.70	168.20	3.50	6.70

(1) Represents core interval.

The Company has commenced a pre-feasibility study on the Boka Project and has started environmental baseline studies, as well as step-out drilling and infill drilling to upgrade indicated/inferred resources to measured resources.  Further metallurgical testing is also being carried out at SGS Lakefield Laboratories in Ontario.

Quality Control

Southwestern has implemented a quality control program to ensure best practice in lithogeochemical sampling and analysis of soil, rock chips, trench, tunnel and drill core samples.

All drill core samples (approximately two metre, half-core composites) are shipped directly in security sealed bags to the SGS-China Laboratories preparation facility in Kunming.  The entire composite is prepped to –10 mesh and a 500 gram split is sent to the SGS-CSTC Standards Technical Services Ltd. facility in Tianjan for conventional fire assay using a 50 gram charge.  Other elements are analyzed using ICP methods at the SGS Canada Inc. facilities in Mississauga.

Exploration samples (rockchip, soil, trench, tunnel) are shipped directly in security sealed bags to the assay laboratory of the Northwest Non-Ferrous Geology Research Institute (ISO 9002) located in Xian, Shanxi Province, China and are digested in an aqua regia acid digestion and analyzed for gold and various other elements using atomic absorption.

The Company submits its own standards as a measure of the accuracy of the analysis.  Field duplicates and pulp duplicates are routinely analyzed for precision.  Routine assay checks from drill core are made at ALS Chemex in Vancouver, B.C.  Sample results are received in batches and not as assays for an entire drill hole.

The exploration program is being carried out by John Zhang, Project Manager for Southwestern in China.  John Paterson, President, Southwestern Resources Corp. and a member of AUSIMM is the qualified person as defined under National Instrument 43-101.

Southwestern Resources Corp. is exploring in several countries for precious and base metals.  The Company has a number of significant projects including the Boka Gold Project in China with Team 209, the Liam Gold-Silver Project in Peru with Newmont Peru Limited, and the Antay Porphyry Copper-Gold Project in Peru with Anglo American Exploration Peru S.A., as well as the 100% owned Accha Zinc Project in Peru.  The Company is also exploring for porphyry copper-gold in a large area of southwestern Yunnan Province, China under a Joint Venture with Newmont Overseas Exploration Limited.

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Company's periodic filings with Canadian securities regulators.  Such information contained herein represents management's best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.

For more information, please contact:

Timo Jauristo, VP, Corporate Development

John G. Paterson, President

Daniel G. Innes, VP, Exploration

Southwestern Resources Corp.

PO Box 10102, Suite 1650

701 West Georgia Street

Vancouver, BC  V7Y 1C6, Canada

Tel. (604) 669-2525 / Fax (604) 688-5175

E-mail: info@swgold.com

www.swgold.com

FORM 51-102F3

Material Change Report

ITEM 1.

REPORTING ISSUER

SOUTHWESTERN RESOURES CORP. (the “Issuer”)

Suite 1650, 701 West Georgia Street

Vancouver, British Columbia, V7Y 1C6

ITEM 2.

DATE OF MATERIAL CHANGE

August 31, 2005

ITEM 3.

PRESS RELEASE

Issued August 31, 2005 and distributed through the facilities of CCN Matthews.

ITEM 4.

SUMMARY OF MATERIAL CHANGE

The Issuer today is pleased to announce that results have been received for a further 11 infill and step-out diamond drillholes from the Boka Project, located in Yunnan Province, China.  Southwestern has a 90% interest in the Boka Gold Project which is comprised of 162 square kilometers of exploration concessions and mining leases located 265 kilometres by paved and gravel road north of the capital city of Kunming.

ITEM 5.

FULL DESCRIPTION OF MATERIAL CHANGE

See attached News Release.

ITEM 6.

RELIANCE ON SUBSECTION 7.1(3) OF NATIONAL INSTRUMENT 51-102

Not applicable.  This report is not being filed on a confidential basis

ITEM 7.

OMITTED INFORMATION

No information has been omitted on the basis that it is confidential information.

ITEM 8.

EXECUTIVE OFFICER

Contact:

Thomas W. Beattie, Director
Telephone:

(604) 669 2525

DATED at Vancouver, B.C., this 31st day of August 2005.

POSITIVE DRILL RESULTS, BOKA GOLD PROJECT,

YUNNAN PROVINCE, CHINA

August 31, 2005

Vancouver, BC – Southwestern Resources Corp. (SWG-TSX) is pleased to announce that results have been received for a further 11 infill and step-out diamond drillholes from the Boka Project, located in Yunnan Province, China.  Southwestern has a 90% interest in the Boka Gold Project which is comprised of 162 square kilometers of exploration concessions and mining leases located 265 kilometres by paved and gravel road north of the capital city of Kunming.

Highlights of the latest drill results from Boka 1 North and Boka 1 South include a 40.7 metre intersection of 3.7 grams per tonne gold in hole B05-102 and a 54.55 metre intersection of 3.6 grams per tonne gold in drillhole B05-105.

The latest drill results continue to define strong gold mineralization associated with quartz-carbonate-sulphide stockworks in carbonaceous slate, sandstone and conglomerate.  As a result of a contractor change, there are presently six diamond drill rigs operating at Boka 1 with two additional rigs being mobilized. Drillholes B05-106 to B05-121, B05-123 and B05-126 have been completed and results are pending.

Results for the latest drillholes are listed in the following table.  For drillhole locations, please see the Company’s website at www.swgold.com.

	Intersection			ASSAY
Hole No.	From (metres)	To (metres)	Interval (metres)(1)	Grams per tonne gold
B05-91	374.00	380.00	6.00	2.80

B05-93	163.00	175.00	12.00	4.10
	269.00	280.00	11.00	5.60
	302.00	318.50	16.50	3.40

B05-94	440.30	445.70	5.40	3.80

B05-97	231.10	237.10	6.00	2.90
	260.25	281.10	20.85	3.20
including	260.25	267.00	6.75	5.90

B05-98	308.90	327.10	18.20	4.10
including	310.90	315.20	4.30	7.10

…more

	Intersection			ASSAY
Hole No.	From (metres)	To (metres)	Interval (metres)(1)	Grams per tonne gold
B05-99	139.80	148.70	8.90	2.20
	170.90	197.00	26.10	1.90

B05-100	no significant results

B05-101	29.70	65.80	36.10	3.80

including	41.80	51.80	10.00	8.40

B05-102	279.10	319.80	40.70	3.70
including	288.60	290.60	2.00	14.50

B05-103	482.70	498.70	16.00	2.70

B05-105	120.40	174.95	54.55	3.60
INCLUDING	136.40	140.40	4.00	16.00
INCLUDING	164.70	168.20	3.50	6.70

(1) Represents core interval.

The Company has commenced a pre-feasibility study on the Boka Project and has started environmental baseline studies, as well as step-out drilling and infill drilling to upgrade indicated/inferred resources to measured resources.  Further metallurgical testing is also being carried out at SGS Lakefield Laboratories in Ontario.

Quality Control

Southwestern has implemented a quality control program to ensure best practice in lithogeochemical sampling and analysis of soil, rock chips, trench, tunnel and drill core samples.

All drill core samples (approximately two metre, half-core composites) are shipped directly in security sealed bags to the SGS-China Laboratories preparation facility in Kunming.  The entire composite is prepped to –10 mesh and a 500 gram split is sent to the SGS-CSTC Standards Technical Services Ltd. facility in Tianjan for conventional fire assay using a 50 gram charge.  Other elements are analyzed using ICP methods at the SGS Canada Inc. facilities in Mississauga.

Exploration samples (rockchip, soil, trench, tunnel) are shipped directly in security sealed bags to the assay laboratory of the Northwest Non-Ferrous Geology Research Institute (ISO 9002) located in Xian, Shanxi Province, China and are digested in an aqua regia acid digestion and analyzed for gold and various other elements using atomic absorption.

The Company submits its own standards as a measure of the accuracy of the analysis.  Field duplicates and pulp duplicates are routinely analyzed for precision.  Routine assay checks from drill core are made at ALS Chemex in Vancouver, B.C.  Sample results are received in batches and not as assays for an entire drill hole.

The exploration program is being carried out by John Zhang, Project Manager for Southwestern in China.  John Paterson, President, Southwestern Resources Corp. and a member of AUSIMM is the qualified person as defined under National Instrument 43-101.

Southwestern Resources Corp. is exploring in several countries for precious and base metals.  The Company has a number of significant projects including the Boka Gold Project in China with Team 209, the Liam Gold-Silver Project in Peru with Newmont Peru Limited, and the Antay Porphyry Copper-Gold Project in Peru with Anglo American Exploration Peru S.A., as well as the 100% owned Accha Zinc Project in Peru.  The Company is also exploring for porphyry copper-gold in a large area of southwestern Yunnan Province, China under a Joint Venture with Newmont Overseas Exploration Limited.

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Company's periodic filings with Canadian securities regulators.  Such information contained herein represents management's best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.

For more information, please contact:

Timo Jauristo, VP, Corporate Development

John G. Paterson, President

Daniel G. Innes, VP, Exploration

Southwestern Resources Corp.

PO Box 10102, Suite 1650

701 West Georgia Street

Vancouver, BC  V7Y 1C6, Canada

Tel. (604) 669-2525 / Fax (604) 688-5175

E-mail: info@swgold.com

www.swgold.com

SOUTHWESTERN RESOURCES CORP.

SECOND QUARTER REPORT

for the six months ended June 30, 2005

SOUTHWESTERN 05

MANAGEMENT'S DISCUSSION AND ANALYSIS

JUNE 30, 2005 AND 2004

GENERAL

The following Management's Discussion and Analysis of Southwestern Resources Corp. (the "Company" or "Southwestern"), dated as at August 5, 2005, should be read in conjunction with the audited consolidated financial statements including the notes thereto for the year ended December 31, 2004.

Southwestern is a development stage mineral exploration company engaged in the identification, acquisition, evaluation and exploration of mineral properties, especially with the potential to host gold, silver and base metals, and is currently active in China and Peru. The Company is a reporting issuer in British Columbia, Alberta, Manitoba and Ontario, and trades on the Toronto Stock Exchange under the symbol SWG.

The Company conducts its exploration independently as well as through joint venture agreements with third parties whereby a third party earns an interest in the Company's property by fulfilling terms as outlined in the agreement. The majority of joint venture agreements are structured in such a way as to allow an interested party to earn an interest in a project by making certain expenditures on the Company's properties over a period of time. The Company is also involved in exploration through option or earn-in agreements whereby it provides 100% of the funding in order to earn a controlling interest in a project owned by a third party.

OVERALL PERFORMANCE

As at June 30, 2005, Southwestern had a solid balance sheet with working capital of $38.2 million and no debt other than trade payables.

In 2004, the Company raised gross proceeds of $40.8 million pursuant to the issuance of common shares and a further $3.3 million pursuant to the exercise of stock options. This has enabled the Company to continue its extensive drilling program on the Boka Gold Project, to expand its asset base in China and to fund the Company's projects in Peru.

A total of $8.4 million has been spent on exploration this year of which $5.4 million was spent in the second quarter. The majority of year-to-date exploration expenditures pertain to drilling costs at Boka.

Highlights

Boka Gold Project, China

- Nine diamond drill rigs operating at Boka 1 continue to define wide zones of gold mineralization.
- Wide zones of gold mineralization continue to be delineated at Boka 1.

Southwestern Resources Corp. 1

- Preliminary Assessment Report positive, with a mineral resource estimate of:

Indicated	10.4 Mt at 2.88 g/t Au = 0.97 Moz cut	(1.03 Moz uncut)
Inferred	45.8 Mt at 2.75 g/t Au = 4.05 Moz cut	(4.38 Moz uncut)

- Drilling highlights include the following intersections:
  - 63.15 metres of 5.8 grams per tonne gold in hole B05-80
  - 42.90 metres of 3.4 grams per tonne gold in hole B05-83
  - 39.40 metres of 5.0 grams per tonne gold in hole B05-84

Liam Gold-Silver Project, Peru

- Further ore grade intersections at Cerro Queshca.
- Area of gold-silver mineralization at Farallon-Astana expanded.
- Broad area of sediment hosted gold mineralization discovered at Ibel.

Boka Gold Project, China

The Company's principal property is the Boka Gold Project in Yunnan Province, China which Southwestern acquired in late 2002 and where an extensive drilling program is presently under way. The Boka Gold Project covers an area of 163 square kilometres of exploration concessions and mining leases located about 265 kilometres, by road, north of the capital city of Kunming in northern Yunnan Province and adjoins, along the southwest edge, the Dongchuan Copper Camp which has been mined continuously since the 1950's.

The Company has earned a 90% interest in the joint venture company, Yunnan Gold Mountain Mining Co. Ltd., which holds the Boka concessions, by contributing a total of US$4,010,000 to the joint venture company and making a payment of US$1.7 million to Team 209 of the Nuclear Industry of Yunnan Province ("Team 209"), the joint venture partner. Team 209 retains a 10% carried interest in the joint venture company.

A total of 113 diamond drill holes have been completed on the Boka Project. Most holes are located in the Boka 1 Gold Zone where drill spacing is on a 100 metre by 50 metre grid. The Boka 1 Zone has shown good lateral continuity along a 1,200 metre strike length and has been drilled downdip approximately 350 metres. The Boka 1 mineralization is open in all directions. Wide intersections of gold mineralization in the latest results include 63.15 metres of 5.8 grams per tonne gold in hole B05-80, 42.90 metres of 3.4 grams per tonne gold in hole B05-83 and 39.40 metres of 5.0 grams per tonne gold in hole B05-84.

The Company received, from Hatch Limited, a Preliminary Assessment Report of the Boka Project dated June 30, 2005, which concluded positively on the scope for developing a mining operation. Management's objectives for the study were to develop realistic operating parameters in China and apply these operating parameters to assess mining at Boka. The report recommends the immediate initiation of a pre-feasibility study. Highlights of the report are outlined below.

2 Southwestern Resources Corp.

Mineral Resource Estimate

as of April 27, 2005 (0.5 g/t Au cutoff, cut to 31 g/t Au)

			Uncut
Boka 1 North			
	Indicated	4.8 Mt at 2.98 g/t Au = 0.46 Moz	(0.49 Moz)
	Inferred	15.9 Mt at 2.75 g/t Au = 1.41 Moz	(1.45 Moz)
Boka 1 South			
	Indicated	5.7 Mt at 2.79 g/t Au = 0.51 Moz	(0.54 Moz)
	Inferred	15.4 Mt at 2.75 g/t Au = 1.36 Moz	(1.65 Moz)
Boka 7			
	Inferred	14.5 Mt at 2.75 g/t Au = 1.28 Moz	(1.28 Moz)
Totals			
	Indicated	10.4 Mt at 2.88 g/t Au = 0.97 Moz	(1.03 Moz)
	Inferred	45.8 Mt at 2.75 g/t Au = 4.05 Moz	(4.38 Moz)

Highlights of the Study

In-pit resources

Indicated	5.1 Mt at 2.93 g/t Au = 0.48 Moz
Inferred	18.1 Mt at 2.93 g/t Au = 1.71 Moz
Metallurgical recovery	+90%
Mill capacity	2.4 million tonnes per year
Overall strip ratio	6.7 to 1
Open pit mine life	10 years
Gold production	200,000 ounces per year
Operating cost	US$12.11 per tonne of ore
Cash cost	US$143 per ounce of gold
Capital cost estimate	US$139 to US$235 million

In addition to the above work, the Company also completed a further TEM survey, ground magnetic survey and extensive follow-up of soil anomalies in the southern portion of the Project area. A total of 16,480 magnetic station readings were taken that covered the entire Boka Project area. The magnetics and TEM are presently being interpreted. Several new areas of gold mineralization were discovered in the southern portion of the Project area and extensive trenching/channel sampling is planned for these new zones.

Liam Gold-Silver Project, Peru

Liam is one of the Company's main projects in Peru and is within the Tertiary Volcanic Belt, approximately 190 kilometres northwest of the city of Arequipa. The Project is divided into the Liam Core Zone (3,500 hectares) and the Liam Regional Area (91,195 hectares) both of which are subject to joint venture agreements with Newmont Peru Limited.

In the Liam Core Zone, drilling continued at Cerro Queshca and several further mineralized intersections were encountered. Intersections include 47.05 metres of 1.5 grams per tonne gold/24.3 grams per tonne silver in hole QS-017, 31.9 metres of 2.93 grams per tonne gold/4.4 grams per

Southwestern Resources Corp. 3

tonne silver in hole QS-018 and 4.15 metres of 1.79 grams per tonne gold/17.9 grams per tonne silver in hole QS-021. A third phase of drilling is planned at Cerro Queshca during the third quarter.

On the Liam Regional Project, several significant developments took place including expansion of the Farallon-Astana area and discovery of sediment hosted mineralization at Ibel. Permitting for drilling Farallon-Astana and Careli is in the final stages.

Other Projects

Pre-feasibility studies have been initiated on the Accha-Yanque Project with review of all metallurgical results and initiation of a comprehensive testing program. Drill permitting is in the final stages and the drill program at Accha, Azulcancha and Capoyocc will commence in the third quarter.

The Company also has a number of other key projects in Peru including Antay and Poracota, and holds equity interests in a number of junior mining companies involved in gold, base metals and diamond exploration in Canada and China. The aggregate market value of these investments at June 30, 2005 was $11.9 million (see note 5, "Investments" in the notes to consolidated financial statements).

RESULTS OF OPERATIONS

The consolidated loss for the three and six months ended June 30, 2005 was $4.3 million (2004 – $4.1 million) or $0.10 (2004 – $0.10) per share and $6.7 million (2004 – $15.9 million) or $0.15 (2004 – $0.39) per share, respectively. This is a decrease of $9.2 million from the previous six month period.

The key component of the loss in both years was stock-based compensation expense amounting to $4.3 million during the six month period ended June 30, 2005 and $11.7 million in June 2004. A total of 1,248,500 options were granted of which 525,000 vested in the current period (June 30, 2004 – 1,654,000).

General and administrative expenses remained relatively unchanged from the previous period and are comprised of salaries and consulting fees, shareholder information expense, legal and accounting fees, as well as office and travel expenses.

General exploration expense relates to expenditures of a general reconnaissance nature along with some of the costs of maintaining the Company's foreign exploration offices. General exploration expense was higher in 2005 due to increased general reconnaissance work being conducted in China and Peru.

The Company wrote off $589,000 in resource property costs of which $450,000 pertained to the Sichuan Project in China. The Sichuan Project was generated in early 2003 based on a letter agreement between the Company and Chengdu Institute of Environmental Geology and Mineral Resources Development ("Chengdu EGMR"). However, to date the Company has been unsuccessful in obtaining exploration licenses but will continue to monitor the granting of exploration licenses in Sichuan Province.

Foreign exchange gains and losses result primarily from the translation of US dollar denominated

4 Southwestern Resources Corp.

monetary assets to Canadian dollars. There is not a large degree of variation in the foreign exchange gain recorded for the six months ended June 30, 2005 from the same period in 2004.

Interest and other income increased by $123,000 for the six months ended June 30, 2005 compared to the same period in 2004 due to a larger treasury. The increase in interest income was partially offset by a reduction in management fees charged to affiliated companies.

For the period ended June 30, 2005, the Company held an equity interest in Superior Diamonds Inc. ("Superior") and Aurora Platinum Corp. ("Aurora"). During the six months ended June 30, 2005, the Company recorded a loss of $99,000 as its equity in the operations of affiliated companies compared with gains of $54,000 during the same period in 2004. The loss recorded in the current period relates to the Company's share of losses recorded by Aurora ($27,000) and Superior ($72,000).

In June 2005, all of the issued and outstanding shares of Aurora were acquired by FNX Mining Company Inc. ("FNX"). As a result, Southwestern now owns 644,133 shares of FNX and will account for its investment using the cost basis.

Dilution gains of $382,000 (June 30, 2004 – $537,000) were recorded as a result of equity financings completed by Superior during the period ended June 30, 2005.

Gains or losses on shares issued by affiliated companies arise when the ownership interest of the Company in a significantly influenced or controlled company is diluted as a result of share issuances of the investee company. The Company does not receive any cash proceeds (nor is required to make any payments) from such transactions.

Equity in operations of affiliated companies represents the Company's share of the net gains or losses for the reporting period in a significantly influenced company.

SUMMARY OF QUARTERLY FINANCIAL INFORMATION

(All numbers are in thousands except per share amounts)

FISCAL QUARTER ENDED	2nd Quarter June 30, 2005	1st Quarter March 31, 2005	4th Quarter December 31, 2004	3rd Quarter September 30, 2004
INTEREST AND OTHER INCOME	**292**	305	342	311
NET LOSS	**(4,348)**	(2,332)	(1,238)	(1,375)
LOSS PER SHARE*	**(0.10)**	(0.05)	(0.02)	(0.02)

FISCAL QUARTER ENDED	2nd Quarter June 30, 2004	1st Quarter March 31, 2004	4th Quarter December 31, 2003	3rd Quarter September 30, 2003
INTEREST AND OTHER INCOME	280	194	169	100
NET LOSS	(4,085)	(11,827)	(996)	(925)
LOSS PER SHARE*	(0.10)	(0.30)	(0.02)	(0.02)

*Loss per share is calculated based on the weighted-average number of shares outstanding.

Southwestern Resources Corp. 5

An analysis of the quarterly results over the last eight quarters shows a significant variation between the first quarter of 2005 and 2004. This was due to a reduction in stock-based compensation expense recorded in March 2005.

As at June 30, 2005, there were 3,710,000 stock options outstanding of which 3,185,000 are exercisable. There are no warrants outstanding.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

The Company is not in commercial production on any of its mineral properties and accordingly, it does not generate cash from operations. The Company finances its activities by raising capital through the equity markets. The Company is in excellent financial condition with no long-term debt and working capital as at June 30, 2005 of $38.2 million. The working capital position was $48.3 million at December 31, 2004.

The decrease in working capital of $10.1 million is attributed to resource property expenditures of $8.4 million ($7.3 million on a cash basis), operating expenditures of $2.1 million and a further investment in Superior of $400,000. This was partially offset by proceeds of $406,000 from the exercise of stock options and a US$300,000 option payment received from Compañia de Minas Buenaventura S.A. ("Buenaventura").

The carrying value of resource properties increased by $7.4 million as a result of exploration expenditures of $8.4 million which were offset by $589,000 in resource property write offs and US$300,000 received from Buenaventura pursuant to the Poracota option agreement. A total of $7.6 million was spent in China, of which $6.9 million relates to the Boka Gold Project, and a further $0.8 million to projects in Peru.

The Company has commitments totalling $1,879,810 over five years (2005 – $153,893; 2006 to 2009 – $363,351 per year; 2010 – $272,513) pertaining to its leasehold obligations. With respect to other contractual obligations, there are no material changes during the current period that are outside the ordinary course of the Company's business.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Acquisition costs of mineral properties together with direct exploration and development expenditures are capitalized. When production is attained, these costs will be amortized. When capitalized expenditures on individual properties exceed the estimated net realizable value, the properties are written down to the estimated value. Costs relating to properties abandoned are written off when the decision to abandon is made.

Investments in corporations in which the Company exercises significant influence are accounted for using the equity method, whereby the investment is initially recorded at cost and is adjusted to recognize the Company's share of earnings or losses and reduced by dividends and distributions received. Other investments are accounted for using the cost method. Impairments in value, other than those that are temporary in nature, are recorded as a charge to operations.

6 Southwestern Resources Corp.

The Company's financial assets and liabilities are cash and cash equivalents, exploration advances and other receivables, note receivable, investments and accounts payable and accrued charges. The fair values of these financial instruments are estimated to be their carrying values due to their short-term or demand nature. Cash and cash equivalents includes those short-term money market instruments which, on acquisition, have a term to maturity of three months or less and expose the Company to minimal risk.

CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments" establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. Compensation expense is determined using the Black-Scholes option pricing model based on estimated fair values of all stock-based awards at the date of grant and is expensed to operations over each award's vesting period.

The Black-Scholes option pricing model utilizes subjective assumptions such as expected price volatility and expected life of the option. Discrepancies in these input assumptions can significantly affect the fair value estimate.

For the period ended June 30, 2005, total stock-based compensation expense of $4,257,000 (June 30, 2004 – $11,732,000) was calculated using the following weighted-average assumptions: no dividends are to be paid; expected volatility of 58% (June 30, 2004 – 47%); risk-free interest rate of 3.5% (June 30, 2004 – 5%) and expected life of 3.5 years (June 30, 2004 – 3.5 years). An equivalent amount is included in contributed surplus.

With respect to Asset Retirement Obligations, application of the new standard has no impact on the Company's financial disclosure.

RELATED PARTY TRANSACTIONS

During the six month period ended June 30, 2005, the Company paid remuneration to directors and to companies controlled by officers who are also directors in the amount of $211,250 (June 30, 2004 – $466,635). The Company received management fees totalling $72,000 (June 30, 2004 – $96,000) from Aurora ($6,000 per month), Superior ($3,000 per month) and Lake Shore Gold Corp. ($3,000 per month).These are companies related by way of common directors. There was also an amount of $7,499 due to Southwestern from the above-mentioned companies at June 30, 2005.

CORPORATE GOVERNANCE

The concept of corporate governance has become an integral part of every public company's day-to-day existence. The Company's Board of Directors follows recommended corporate guidelines for public companies to ensure transparency and accountability to shareholders.

The current Board of Directors is comprised of five individuals, three of whom are neither officers or employees of the Company and are unrelated in that they are independent of management. The

Southwestern Resources Corp. 7

audit committee is comprised of three directors who are independent of management. Two of the three audit committee members are professional accountants.

The Audit Committee fulfills its role of ensuring the integrity of the reported information through its review of the interim and audited annual financial statements prior to their submission to the Board of Directors for approval. The audit committee meets with management quarterly to review the financial statements including the MD&A and to discuss other financial, operating and internal control matters.

Management is responsible for the preparation and integrity of the financial statements and maintains appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable. The Company has also undertaken the task of evaluating the internal controls and disclosure controls in order to comply with certification requirements of Sections 404 and 302 of the Sarbanes-Oxley Act.

RISKS AND UNCERTAINTIES

The business of mineral deposit exploration and extraction involves a high degree of risk. Few properties that are explored are ultimately developed. At present, none of the Company's properties has a known body of commercial ore. Other risks facing the Company include share price volatility, uncertainty of additional financing, competition, title risks, political, environmental and insurance risks, fluctuations in mineral prices and foreign currencies, risks relating to statutory and regulatory compliance as well as political and economic uncertainty in developing countries. The specifics of the Company's "risks" are detailed in disclosures with the heading "Risk Factors" in the Company's periodic filings with securities regulators.

OUTLOOK

The Company expects to focus the majority of its exploration activities in China and Peru and will continue to seek opportunities to form additional joint ventures in order to reduce shareholder risk. As a mineral exploration company, the future liquidity of Southwestern will be affected principally by the level of exploration expenditures and by its ability to raise capital through the equity markets. In management's view, the Company's cash position is more than sufficient to fund planned exploration expenditures and meet ongoing obligations as they become due.

ADDITIONAL INFORMATION

Additional information is provided in the Company's audited consolidated financial statements for the year ended December 31, 2004 and the Company's Annual Information Form and Information Circular. These documents are available on SEDAR at www.sedar.com.

8 Southwestern Resources Corp.

CONSOLIDATED BALANCE SHEETS

UNAUDITED *($ in thousands)*

AS AT	June 30, 2005	December 31, 2004
Assets		
CURRENT		
CASH AND CASH EQUIVALENTS	$ 39,540	$ 49,119
EXPLORATION ADVANCES AND OTHER RECEIVABLES	755	764
	40,295	49,883
PROPERTY, PLANT AND EQUIPMENT *(note 3)*	629	682
RESOURCE PROPERTIES *(note 4)*	31,004	23,587
INVESTMENTS *(note 5)*	8,510	7,827
NOTE RECEIVABLE *(note 2)*	200	200
	$ 80,638	$ 82,179
Liabilities		
CURRENT		
ACCOUNTS PAYABLE AND ACCRUED CHARGES	$ 2,098	$ 1,623
Shareholders' Equity		
SHARE CAPITAL *(note 6)*	149,883	149,476
CONTRIBUTED SURPLUS	19,137	14,880
DEFICIT	(90,480)	(83,800)
	78,540	80,556
	$ 80,638	$ 82,179

See accompanying notes to consolidated financial statements

APPROVED BY THE BOARD

JOHN G PATERSON

JAMES B HUME

Southwestern Resources Corp. 9

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

UNAUDITED *($ in thousands)*

	Three months ended June 30		Six months ended June 30	
	2005	2004	2005	2004
Expenses				
GENERAL AND ADMINISTRATIVE *(note 9)*	**$ 732**	$ 778	**$ 1,594**	$ 1,659
DEPRECIATION	**9**	9	**17**	18
FOREIGN EXCHANGE	**(50)**	(188)	**(112)**	(168)
GENERAL EXPLORATION	**845**	360	**1,215**	685
RESOURCE PROPERTY COSTS WRITTEN OFF *(note 4)*	**589**	3,159	**589**	3,159
LOSS BEFORE UNDERNOTED ITEMS	**(2,125)**	(4,118)	**(3,303)**	(5,353)
INTEREST AND OTHER INCOME	**292**	280	**597**	474
GAIN ON SHARES ISSUED BY AFFILIATED COMPANIES *(note 5)*	**382**	–	**382**	537
GAIN ON SALE OF INVESTMENT	**–**	–	**–**	108
EQUITY IN OPERATIONS OF AFFILIATED COMPANIES *(note 5)*	**(33)**	(68)	**(99)**	54
STOCK-BASED COMPENSATION	**(2,864)**	(179)	**(4,257)**	(11,732)
NET LOSS FOR THE PERIOD	**(4,348)**	(4,085)	**(6,680)**	(15,912)
DEFICIT AT BEGINNING OF PERIOD	**(86,132)**	(77,102)	**(83,800)**	(65,275)
DEFICIT AT END OF PERIOD	**$ (90,480)**	$ (81,187)	**$ (90,480)**	$ (81,187)
LOSS PER SHARE	**$ (0.10)**	$ (0.10)	**$ (0.15)**	$ (0.39)
WEIGHTED-AVERAGE NUMBER OF SHARES OUTSTANDING	**43,006,174**	41,985,514	**42,938,619**	41,025,866

See accompanying notes to consolidated financial statements

10 Southwestern Resources Corp.

CONSOLIDATED STATEMENTS OF CASH FLOWS

UNAUDITED *($ in thousands)*

	Three months ended June 30 2005	Three months ended June 30 2004	Six months ended June 30 2005	Six months ended June 30 2004
Operating Activities				
NET LOSS FOR THE PERIOD	**$ (4,348)**	$ (4,085)	**$ (6,680)**	$ (15,912)
ITEMS NOT INVOLVING CASH				
DEPRECIATION	**9**	9	**17**	18
RESOURCE PROPERTY COSTS WRITTEN OFF	**589**	3,159	**589**	3,159
GAIN ON SHARES ISSUED BY AFFILIATED COMPANIES	**(382)**	–	**(382)**	(537)
EQUITY IN OPERATIONS OF AFFILIATED COMPANIES	**33**	68	**99**	(54)
STOCK-BASED COMPENSATION	**2,864**	179	**4,257**	11,732
GAIN ON SALE OF INVESTMENT	**–**	–	**–**	(108)
	(1,235)	(670)	**(2,100)**	(1,702)
CHANGE IN NON-CASH OPERATING WORKING CAPITAL ITEMS:				
(INCREASE) DECREASE IN EXPLORATION ADVANCES AND OTHER RECEIVABLES	**(2)**	27	**62**	9
DECREASE IN ACCOUNTS PAYABLE AND ACCRUED CHARGES	**(2)**	(234)	**(161)**	(66)
	(1,239)	(877)	**(2,199)**	(1,759)
Investing Activities				
RESOURCE PROPERTY EXPENDITURES	**(4,782)**	(2,898)	**(7,348)**	(6,998)
ADDITIONS TO PROPERTY, PLANT AND EQUIPMENT	**(23)**	(117)	**(38)**	(437)
SALE OF INVESTMENT	**–**	–	**–**	149
INCREASE IN INVESTMENTS	**(400)**	–	**(400)**	(903)
	(5,205)	(3,015)	**(7,786)**	(8,189)
Financing Activity				
SHARES ISSUED	**–**	631	**406**	40,343
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS DURING THE PERIOD	**(6,444)**	(3,261)	**(9,579)**	30,395
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	**45,984**	57,195	**49,119**	23,539
CASH AND CASH EQUIVALENTS AT END OF PERIOD	**$ 39,540**	$ 53,934	**$ 39,540**	$ 53,934
CASH AND CASH EQUIVALENTS CONSIST OF:				
CASH	**$ 37,580**	$ 33,936	**$ 37,580**	$ 33,936
SHORT-TERM INVESTMENTS	**1,960**	19,998	**1,960**	19,998
CASH AND CASH EQUIVALENTS AT END OF PERIOD	**$ 39,540**	$ 53,934	**$ 39,540**	$ 53,934

See accompanying notes to consolidated financial statements

Southwestern Resources Corp. 11

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED

JUNE 30, 2005 AND 2004

(All tabular amounts are in thousands of dollars)

1. SIGNIFICANT ACCOUNTING POLICIES

These interim consolidated financial statements include all information and footnote disclosures required under Canadian generally accepted accounting principles for interim financial statements. In the opinion of management, all adjustments (consisting primarily of normal recurring adjustments) considered necessary for a fair presentation have been included.

These consolidated interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements. These financial statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements dated December 31, 2004 and should be read in conjunction with those annual consolidated financial statements and notes thereto.

2. NOTE RECEIVABLE

As at June 30, 2005, the Company had in place an unsecured promissory note receivable from Superior Diamonds Inc. ("Superior"), a company with directors in common, and in which Southwestern has an equity investment, in the amount of $200,000 due January 15, 2007 and bearing interest at a rate of 6% per annum. Interest income of $6,000 (June 30, 2004 – $8,000) has been recorded during the period.

3. PROPERTY, PLANT AND EQUIPMENT

			June 30, 2005	December 31, 2004
	Cost	Accumulated Depreciation	Net Book Value	Net Book Value
OFFICE AND OTHER EQUIPMENT	$ 700	$ 559	$ 141	$ 150
COMPUTER EQUIPMENT	802	628	174	167
VEHICLES	892	578	314	365
	$ 2,394	$ 1,765	$ 629	$ 682

Depreciation relating to exploration related assets has been allocated to resource properties in the amount of $73,625 (June 30, 2004 – $36,018) during the period.

12 Southwestern Resources Corp.

4. RESOURCE PROPERTIES

a)

	June 30, 2005	December 31, 2004
Peru		
PORACOTA	$ 3,896	$ 4,265
LIAM – CORE	2,487	2,459
LIAM – REGIONAL	1,328	1,042
BAMBAS WEST	704	690
ANTAY	716	660
OTHER	1,920	1,667
TOTAL PERU	$ 11,051	$ 10,783
China		
BOKA	$ 19,160	$ 12,219
YUNNAN PROPHYRY	793	178
OTHER	–	407
TOTAL CHINA	$ 19,953	$ 12,804
TOTAL	$ 31,004	$ 23,587

b) For the period ended June 30, 2005, the significant expenditures were as follows:

	Boka	Liam Regional	Yunnan Porphyry	Other	Total
BALANCE, BEGINNING OF PERIOD	$ 12,219	$ 1,042	$ 178	$ 10,148	$ 23,587
PROPERTY ACQUISITION AND					
MAINTENANCE	–	112	–	(65)	47
ANALYTICAL	194	6	147	33	380
GEOLOGY	978	167	465	88	1,698
DRILLING	5,479	(8)	–	–	5,471
RESEARCH	13	9	–	81	103
PROJECT ADMINISTRATION	277	–	3	27	307
PROPERTY COSTS WRITTEN OFF	–	–	–	(589)	(589)
	$ 19,160	$ 1,328	$ 793	$ 9,723	$ 31,004

Southwestern Resources Corp. 13

For the year ended December 31, 2004, the significant expenditures were as follows:

	Boka	Antay	Lian Regional	Other	Total
BALANCE, BEGINNING OF PERIOD	$ 3,760	$ –	$ 96	$ 11,670	$ 15,526
PROPERTY ACQUISITION AND MAINTENANCE	2,463	241	530	193	3,427
ANALYTICAL	320	35	29	19	403
GEOPHYSICS	17	48	–	30	95
GEOLOGY	1,183	242	320	563	2,308
DRILLING	4,192	–	–	52	4,244
RESEARCH	51	42	37	123	253
PROJECT ADMINISTRATION	233	52	30	209	524
PROPERTY COSTS WRITTEN OFF	–	–	–	(3,193)	(3,193)
	$ 12,219	$ 660	$ 1,042	$ 9,666	$ 23,587

During the six month period ended June 30, 2005, expenditures totalling $589,000 were written off including $450,000 relating to the Sichuan Project in China. The remaining balance related to various non-core projects in Peru.

5. INVESTMENTS

a)

	Ownership %	Carrying Value	June 30, 2005 Quoted Market Value
SIGNIFICANTLY INFLUENCED AFFILIATE			
SUPERIOR DIAMONDS INC.	19.2	1,327	2,882
OTHER			
FNX MINING COMPANY INC.*	1.1	5,896	7,311
MAXY GOLD CORP.	11.3	970	1,193
JINSHAN GOLD MINES INC.	2.1	317	478
		$ 8,510	$ 11,864

	Ownership %	Carrying Value	December 31, 2004 Quoted Market Value
SIGNIFICANTLY INFLUENCED AFFILIATES			
AURORA PLATINUM CORP.	15.7	$ 5,922	$ 4,702
SUPERIOR DIAMONDS INC.	19.8	618	2,261
		6,540	6,963
OTHER			
MAXY GOLD CORP.	11.3	970	1,455
JINSHAN GOLD MINES INC.	2.1	317	671
		$ 7,827	$ 9,089

14 Southwestern Resources Corp.

*In June 2005, all of the issued and outstanding shares of Aurora were acquired by FNX Mining Company Inc. ("FNX"). As a result, Southwestern now owns 644,133 shares of FNX and will account for the investment using the cost basis.

b)

	Three months ended June 30, 2005		Three months ended June 30, 2004		Six months ended June 30, 2005		Six months ended June 30, 2004	
	Gain on Shares Issued by Affiliated Companies (i)	Equity in Operations of Affiliated Companies (ii)	Gain on Shares Issued by Affiliated Companies (i)	Equity in Operations of Affiliated Companies (ii)	Gain on Shares Issued by Affiliated Companies (i)	Equity in Operations of Affiliated Companies (ii)	Gain on Shares Issued by Affiliated Companies (i)	Equity in Operations of Affiliated Companies (ii)
AURORA PLATINUM CORP.	$ -	$ (18)	$ -	$ (51)	$ -	$ (27)	$ 385	$ 102
SUPERIOR DIAMONDS INC.	382	(15)	-	(17)	382	(72)	152	(48)
	$ 382	$ (33)	$ -	$ (68)	$ 382	$ (99)	$ 537	$ 54

(i) Gains or losses on shares issued by affiliated companies arise when the ownership interest of the Company in a significantly influenced or controlled company is diluted as a result of share issuances of the investee company. The Company does not receive any cash proceeds (nor is required to make any payments) from these transactions.

(ii) Equity in operations of affiliated companies represents the Company's share of the net gains or losses for the reporting period in a significantly influenced company.

6. SHARE CAPITAL

a) Authorized unlimited common shares without par value.

b) Issued and outstanding during the period:

	For the six months ended June 30, 2005		For the year ended December 31, 2004	
	Number of Shares Outstanding (000's)	Amount	Number of Shares Outstanding (000's)	Amount
BEGINNING OF PERIOD	42,786	$ 149,476	39,122	$107,635
PUBLIC OFFERING	-	-	2,300	38,523
OPTIONS EXERCISED	220	407	1,364	3,318
END OF PERIOD	43,006	$ 149,883	42,786	$ 149,476

In March 2004, the Company received gross proceeds of $40,825,000 pursuant to the issuance of 2,300,000 common shares at a price of $17.75 per share to a syndicate of underwriters. Total share issue costs amounted to $2,322,712.

Southwestern Resources Corp. 15

c) Stock Options

Under the Company's stock option plan there were 3,710,000 options outstanding, of which 3,185,000 are exercisable at June 30, 2005 with a weighted average price of $12.24.

FOR THE SIX MONTHS ENDED	June 30, 2005	
	Number of Shares (000's)	Weighted-Average Exercise Price
OUTSTANDING AT BEGINNING OF PERIOD	2,702	$ 12.08
GRANTED	1,249	$ 10.81
EXERCISED/CANCELLED	(241)	$ 2.96
OUTSTANDING AT END OF PERIOD	3,710	$ 12.24
EXERCISABLE AT END OF PERIOD	3,185	$ 12.50

d) Stock-Based Compensation

As a result of 1,248,500 stock options granted, of which 525,000 vested and 150,000 amortized, during the six month period ended June 30, 2005, the Company recorded $4,257,000 (June 30, 2004 – $11,732,000) as stock-based compensation expense and included an equivalent amount in contributed surplus. This value was determined using the Black-Scholes option pricing model. A weighted-average grant-date fair value of $6.30 (June 30, 2004 – $7.12) for each option grant was estimated using the following assumptions: no dividends are to be paid; volatility of 58% (June 30, 2004 – 47%); risk free interest rate of 3.5% (June 30, 2004 – 5%); and expected life of 3.5 years (June 30, 2004 – 3.5 years) .

The fair value computed using the Black-Scholes model is only an estimate of the potential value of the individual options and the Company is not required to make payments for such transactions.

7. RELATED PARTY TRANSACTIONS

During the six month period ended June 30, 2005, the Company paid remuneration to directors and to companies controlled by officers who are also directors in the amount of $211,250 (June 30, 2004 – $466,635). The Company received management fees, which are recorded as other income, totalling $72,000 (June 30, 2004 – $96,000) from Aurora, Superior and Lake Shore Gold Corp. These are companies which are related by way of common directors. There is also an amount of $7,499 due to Southwestern from the above mentioned companies at June 30, 2005.

16 Southwestern Resources Corp.

8. SEGMENTED INFORMATION

Industry Information

The Company operates in one reportable operating segment, being the acquisition and exploration of mineral resource properties.

Geographic Information

The Company's only sources of revenue for the six month period ended June 30, 2005 arose from interest earned on corporate cash reserves and from a note issued to Superior, and management fees. The Company has non-current assets in the following geographic locations:

	June 30, 2005	December 31, 2004
CHINA	**$ 20,168**	$ 13,043
PERU	**11,332**	11,099
CANADA	**8,843**	8,154
	$ 40,343	$ 32,296

9. GENERAL AND ADMINISTRATIVE

	Three months ended June 30, 2005	Three months ended June 30, 2004	Six months ended June 30, 2005	Six months ended June 30, 2004
CONSULTING	**$ 169**	$ 135	**$ 364**	$ 489
SHAREHOLDER INFORMATION	**111**	165	**258**	284
OFFICE	**121**	158	**339**	339
LEGAL AND ACCOUNTING	**31**	87	**91**	127
TRAVEL	**99**	71	**113**	109
SALARIES AND BENEFITS	**201**	162	**429**	311
TOTAL	**$ 732**	$ 778	**$ 1,594**	$ 1,659

Southwestern Resources Corp. 17

SOUTHWESTERN RESOURCES CORP.

Telephone 604 669 2525
Fax 604 688 5175
www.swgold.com
info@swgold.com
SWG – TSX